

April 16, 2012

Via U.S. Mail
Mr. Vincent Simonelli
Chief Executive Officer
Dream Homes Limited
314 Route 9
Forked River, NJ 08731

> **Re: Dream Homes Limited**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed April 2, 2012**
> **File No. 333-176258**

Dear Mr. Simonelli:

We reviewed the filing and have the comments below.

Cover Page of the Prospectus

1. Please disclose here that investor funds will be immediately available to you and not returned under any circumstances during or after the offering.

2. Please disclose here that you are not a blank check company and have no plans to engage in a business combination during or after this offering.

Our Principal Executive Offices, page 6

3. Since it appears that Dream Homes' website continues to remain under construction, please revise to make that fact clear.

Risk Factors, page 8

4. Refer to comment 14 in our September 7, 2011 letter. As noted previously, the presentation throughout this section often suggests or implies that Dream Homes is a fully operational company rather than a development stage company. For example, refer to the third, seventh, eighth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, and sixteenth risk factors. Please revise to present information accurately and adequately on Dream Homes as a development stage company rather than as a fully operational company.

5. Refer to comment 15 in our September 7, 2011 letter. As requested previously, provide prominent disclosure in a revised first risk factor that Dream Homes is a development stage company that has incurred cash and significant non-cash operating losses, has no revenue from the sale of homes, and has not begun its planned principal business operations.

6. Notwithstanding the representations made in response to comments 18 and 23 in our September 7, 2011 letter that an additional risk factor concerning the note has been added, we are unable to locate the additional risk factor. Please also include the repayment of indebtedness in the use of proceeds table. Please revise.

7. Refer to comment 20 in our September 7, 2011 letter. As requested previously, disclose in the twenty-second risk factor that no minimum amount is required to be raised and that investor funds will be accessed by the company immediately and will not be returned to the investors.

8. Refer to comment 21 in our September 7, 2011 letter. As requested previously, specify in the twenty-fourth risk factor the percentage of the company's outstanding common stock owned by its management and principal stockholders before and after the offering.

9. Refer to the first risk factor. Please clarify the statement "In addition, there can be additional legal costs associated with preparing all necessary filings…if the Company is not subject to the reporting requirements of section 13 or 15(d) of the Securities Act."

10. Refer to the ninth and tenth risk factors. Provide the basis for these statements:

    * "It is Management's firm opinion that there currently exists, and will continue to exist for the foreseeable future, a vast market and demand from, consisting of homebuyers in New Jersey who have been unable to afford homes, and further that good quality speculative residential inventory which is presented to this market intelligently, will be readily absorbed."

    * "We believe that private borrowings will become available to fund some of the acquisition-related capital needs, specifically including land purchases."

11. Refer to the fourteenth risk factor. We note the statement "Many of the states in which we build homes have lengthy statutes of limitations applicable to claims for construction defects." Since Dream Homes has not begun its planned principal business operations to operate primarily in the southern New Jersey market, please revise.

Use of Proceeds, page 17

12. Please reconcile the disclosure here of offering expenses of $50,000 with the disclosure on page 36 that you estimate these expenses to be $75,000.

Employees, page 21

13. In the biographical paragraphs of Mr. John Kennedy and Ms. April Martyn, disclose that Foxmoor Development Ltd. is a related party. We note the disclosure on page 30 that Mr. Vincent C. Simonelli is president and sole director of Foxmoor Development Ltd.

Description of Business, page 20

14. Refer to comment 26 in our September 7, 2011 letter. As requested previously, if Dream Homes relies on a third party source for information included in the registration statement, disclose whether the source is available publicly, represents the most recently available data, and remains reliable. Further, we await receipt of copies of the third party source material which is marked clearly to highlight the portion or section that contains this information and is cross referenced to the appropriate location in the registration statement.

Management Policies, page 22

15. Refer to comment 27 in our September 7, 2011 letter. As requested previously, file the code of ethics as an exhibit to the registration statement.

Little Egg Harbor – Ocean City – 4 lots Radio Road Property, page 22

16. Disclose whether Great Bay Little Egg LLC is a related party.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

17. Refer to prior comment 29 in our September 7, 2011 letter. As noted previously, MD&A must contain appropriate and prominent disclosure of Dream Homes' financial difficulties and Dream Homes' viable plans to overcome these difficulties. Additionally, MD&A should include a reasonably detailed discussion of Dream Homes' ability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements. Please revise.

Result of Operations for the Period from Inception, January 30, 2008 to December 31, 2010, page 27

18. Revise the caption so that it reads "Results of Operations for the Period from Inception, January 30, 2008 to December 31, 2011."

Seaview Gardens – Monmouth County, page 28

19. Refer to comment 13 in our September 7, 2011 letter. As requested previously, delete the phrase "through this private placement memorandum" in the second paragraph.

Liquidity and Capital Resources, page 29

20. We have read your response to comment 31 in our letter dated September 7, 2012. Please amend your MD&A liquidity disclosure to discuss the covenants related to your note payable, why you are in default on the note, and consequences that you are subject to as a result of the default, regardless of the debtor's intentions to collect or convert the note. If you received a waiver, please disclose that matter and the length of the extension.

21. We have read your response to comment 32 in our letter dated September 7, 2012. While you explain to us in your response letter how you intend to fund the purchase price of certain properties, this information belongs in the liquidity section of your filing. Please amend your filing to include the information included in your response letter and discuss whether being in default on other debt will impact the financing that you expect to receive for the purchase of these properties.

22. Refer to the paragraph beginning with the phrase "With respect to the 4 lots in Little Egg Harbor." We assume the phrase "In the case of Seaview Gardens" is inadvertent. Please revise.

Management, page 30

23. Disclosure that Mr. Vincent C. Simonelli has developed, built, and marketed "over 100 100,000" (sic) square feet of commercial space since the mid 1990s is inconsistent with disclosure in the initial registration statement that Mr. Simonelli has developed, built, and marketed "over 100,000" square feet of commercial space. Please reconcile the disclosures.

Certain Relationships and Related Party Transactions, page 32

24. Absent additional disclosure, it is unclear why the first five paragraphs are included in this section. Ensure that you have provided all of the disclosures required by Item 404 of Regulation S-K, including the name of any related person and the basis on which the person is a related party.

Common Shares, page 33

25. Since there are no shares of preferred stock issued and outstanding and no shares of preferred stock are being offered under this registration statement, clarify what you mean by the statement "The shares of Preferred Stock issuable upon completion of the Offering will be fully paid and non-assessable, when issued in accordance with the terms of the Offering."

Plan of Distribution, page 34

26. We note your response to comment 2 of our letter dated September 7, 2011. Please disclose that those offering your securities do meet the requirements of Rule 3a4-1 as well as your analysis for this determination.

27. Please tell us under what circumstances your affiliates will be able to avail themselves of exemptions under Section 4(1) or Rule 144 as you state on page 37.

28. We note your response to comment 3 of our letter dated September 7, 2011 and that investors will be solicited primarily through personal contact, e-mail, direct mailings, and investor meetings. Please disclose how those who might have an interest in purchasing shares will be identified before the contact methods described and provide us copies of any materials that you intend to use in this regard.

29. Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Our Trading Symbol, page 39

30. Disclosure that there were 15,350,000 shares of common stock outstanding as of December 31, 2011 is inconsistent with disclosures elsewhere in the registration statement that there were 15,252,010 shares of common stock outstanding as of December 31, 2011. Please reconcile the disclosures.

Where You Can Find More Information, page 39

31. Refer to comment 40 in our September 7, 2011 letter. As requested previously, clarify that the prospectus includes the material provisions of any contract or other document filed as an exhibit to the registration statement.

Recent Sales of Unregistered Securities, page 55

32. Refer to comment 47 in our September 7, 2011 letter. As requested previously, for any securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold. Refer to the issuances as of January 31, 2008, April 30, 2008, September 30, 2012, and revise.

33. Disclosure that "As of January 31, 2008, Dream Homes has instituted an employee grant program…" is inconsistent with disclosure on page 33 and the response to comment 37 in our September 7, 2011 letter that there is no employee stock program. Please reconcile the disclosures and the representation.

Undertakings, page 57

34. Since the undertaking required by Item 512(b) of Regulation S-K is inapplicable to the offering, please delete that undertaking in the penultimate paragraph.

Exhibit Index

35. The exhibit index indicates that exhibits 4.1, 10.2, and 10.6 are "filed with this Registration Statement." Since no exhibits were filed with pre-effective amendment 2 to the registration statement on March 30, 2012 or pre-effective amendment 3 to the registration statement on April 2, 2012, please revise.

36. Refer to comments 51 and 57 in our September 7, 2011 letter. Exhibits 4.1 and 10.6 have not been filed as exhibits to the registration statement. Please file the exhibits with the next pre-effective amendment to the registration statement.

37. Two exhibits tagged as "2. EX-4" and "5. EX-10" in pre-effective amendment 1 to the registration statement filed on January 27, 2012 are not in compliance with the formatting requirements of the EDGAR system. Please file the exhibits in compliance with the formatting requirements of the EDGAR system with the next pre-effective amendment to the registration statement. If you require technical assistance, please contact EDGAR operations at the telephone number listed in the EDGAR filer manual.

38. Refer to comment 50 in our September 7, 2011 letter. As requested previously, revise the exhibit index to indicate that exhibit 10.3 includes the agreement of sale and the amendment to the agreement of sale.

Exhibits

39. Please amend your filing to provide a consent from your independent accountant. Refer to Item 601 of Regulation S-K.

Exhibit 5.1

40. Refer to comment 53 in our September 7, 2011 letter and the revised opinion filed with pre-effective amendment 1 to the registration statement on January 27, 2012. As noted previously, counsel must consent also to being named in the registration statement. Please revise.

Exhibit 10.1

41. Refer to comment 54 in our September 7, 2011 letter. As requested previously, file the executed contract for sale of real estate as an exhibit to the registration statement.

42. We note the response to comment 55 in our September 7, 2011 letter. No amendment to the contract has been filed as an exhibit to the registration statement. Further, if the contract has been amended to show the period expiring on December 31, 2011, it appears that the contract is no longer binding on the parties. Please revise the disclosure in the registration statement.

Exhibit 10.3

43. We note the response to comment 57 in our September 7, 2011 letter. No addendum to the agreement has been filed as an exhibit to the registration statement. Further, if the agreement has been amended to show the period expiring on December 31, 2011, it appears that the agreement is no longer binding on the parties. Please revise the disclosure in the registration statement.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comment, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on the comment to Tracey L. McKoy at (202) 551-3772 or Alfred P. Pavot, Jr., at (202) 551-3738. You may direct questions on other disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
        Christopher H. Dieterich, Esq.
        Dieterich & Mazarei, LP
        11835 West Olympic Boulevard, Suite 1235E
        Los Angeles, CA 90064